FILED BY DAVITA INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: HealthCare Partners Holdings, LLC

DAVITA EXCHANGE ACT FILE NO.: 001-14106

The following is an investor presentation made by DaVita Inc. on June 7, 2012.

Capital Markets Day June 7, 2012

©2012 DaVita Inc. All rights reserved.

Certain statements in today’s presentation contain forward-looking statements within the meaning of the federal securities laws. All statements that do not concern historical facts are forward-looking statements and include, among other things, statements about our expectations, beliefs, intentions and/or strategies for the future. These forward-looking statements include statements regarding our future operations, financial condition and prospects, expectations for treatment growth rates, revenue per treatment, expense growth, levels of the provision for uncollectible accounts receivable, operating income, cash flow, operating cash flow, estimated tax rates, capital expenditures, the development of new centers and center acquisitions, government and commercial payment rates, revenue estimating risk, the impact of our related level of indebtedness on our financial performance, including earnings per share, HealthCare Partners current and future operations including the duals revenue opportunity, and EBITDA and operating income projections for HealthCare Partners.

These statements involve substantial known and unknown risks and uncertainties that could cause our actual results to differ materially from those described in the forward-looking statements, including, but not limited to, risks resulting from uncertainties associated with governmental regulations, general economic and other market conditions, competition, accounting estimates, the variability of our cash flows, the concentration of profits generated from commercial payor plans, continued downward pressure on average realized payment rates from commercial payors, which may result in the loss of revenue or patients, a reduction in the number of patients under higher-paying commercial plans, a reduction in government payment rates under the Medicare ESRD program or other government-based programs, the impact of health care reform legislation that was enacted in the United States in March 2010, changes in pharmaceutical or anemia management practice patterns, payment policies, or pharmaceutical pricing, our ability to maintain contracts with physician medical directors, legal compliance risks, including our continued compliance with complex government regulations, current or potential investigations by various governmental entities and related government or private-party proceedings, continued increased competition from large and medium-sized dialysis providers that compete directly with us, our ability to complete any acquisitions, mergers or dispositions that we might be considering or announce, or integrate and successfully operate any business we may acquire, expansion of our operations and services to markets outside the United States, or to businesses outside of dialysis and the other risk factors discussed in the Company’s most recent quarterly filings on Form 10-Q and our Annual Report on Form 10-K.

We base our forward-looking statements on information currently available to us, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of changes in underlying factors, new information, future events or otherwise. All references to “DaVita” and “DaVita Inc.” as used throughout this presentation refer to DaVita Inc. and its subsidiaries. All references to “HealthCare Partners” and “HCP” as used throughout this presentation refer to HealthCare Partners Holdings, LLC and its related entities.

For a reconciliation of non-GAAP financial information included in this presentation to the most comparable measure calculated in accordance with GAAP, see the attached reconciliation schedule.

2

Deal Summary

About HealthCare Partners

Integrated Care Model

HealthCare Partners Outlook

Dialysis Outlook

Summary

©2012 DaVita Inc. All rights reserved.

Deal Summary

About HealthCare Partners

Integrated Care Model

HealthCare Partners Outlook

Dialysis Outlook

Summary

©2012 DaVita Inc. All rights reserved.

Strategic Rationale

• $100B+ fragmented market

• Good space • “Where the puck is headed”

• 20 year track record

• Good asset • Clinical leadership

• Scale

• Attractive multiple

• Good deal • Attractive risk/reward profile

• Earnings/cash flow foundation

• Good combination • Growth leg on top of dialysis

business

©2012 DaVita Inc. All rights reserved.

Fundamental Forces of Change

Strain of FFS healthcare

Increased incentives for transparent quality & cost

Healthcare becoming more “consumer-likelike”

Physician consolidation

Increased comfort with managed care

©2012 DaVita Inc. All rights reserved.

Why Now?

First of all…

…but importantly

• Not an optimal time • Unique opportunity

to buy ? Hot for a legitimate,

? Segment is hot long-term reason

? Peak margin phase ? HCP one of the best

? MA rate pressure positioned

©2012 DaVita Inc. All rights reserved.

A Clear Leader

©2012 DaVita Inc. All rights reserved.

Clinical strength

20 year track record, steady growth

Significant scale in 3 markets

Reputation with physicians, payors, and government

Employer/Partner of choice

Deal Terms(1)

Purchase Price • $4.42 billion

• $3.66 billion cash

Components • 9.38 million DaVita shares

• Earn out up to $275M

• 8.4x 2011 EBITDA

Deal Multiple • 7.2x net of tax

• $3.8 billion new debt

Capital Structure

• 3.7x pro forma

(1) Stock price Friday, May 18, 2012: $80.81 9

©2012 DaVita Inc. All rights reserved.

Good Deal

Attractive price

Consistent cash flow

Low capital intensity

Substantial long-term shareholder upside

Distinctively attractive risk-reward profile

©2012 DaVita Inc. All rights reserved.

Great Combination: Shared Core Competencies

• Payor negotiations

• Physician partnering

• Leading clinical quality

• Multi-site management

• Disciplined growth

• Continuous innovation

• Mission & values

©2012 DaVita Inc. All rights reserved.

Deal Summary About HealthCare Integrated Care

Partners Model

HealthCare

Partners Outlook Dialysis Outlook Summary

HealthCare Partners At a Glance

Operates in 3 states: California, Florida, Nevada

Senior patients: 180,000

Commercial patients: 461,000

Medicaid patients: 26,000

Group primary care physicians: 395

Affiliated primary care physicians: 1,190

Group specialists: 320

Affiliated specialists: 6,180

Affiliated hospitals: 111

©2012 DaVita Inc. All rights reserved.

Revenue and Managed Dollars

$ in Billions

Total care dollars under management

Managed dollars

Reported

$3.3

$2.8

$2.4

$2.2

$2.1 $2.4

$1.6 $1.8

2008 2009 2010 2011

©2012 DaVita Inc. All rights reserved.

Adjusted EBITDA(1)

$ in Millions

$527

$414

$278 $293

2008 2009 2010 2011

(1) EBITDA excluding stock-based compensation expense; see Non-GAAP reconciliation

©2012 DaVita Inc. All rights reserved.

Physician-led integrated care teams helping and empowering patients!

©2012 DaVita Inc. All rights reserved.

What Does HealthCare Partners Do?

Improves care, outcomes, and eliminates waste

Manages a global payment

Clinically/financially accountable for all healthcare needs of a population

Manages risk through clinical pathways and analytics

©2012 DaVita Inc. All rights reserved.

Physician Descriptions of HealthCare Partners

©2012 DaVita Inc. All rights reserved.

Management Overview

Name Role

Robert Margolis, Chairman of the Board,

MD CEO, Managing Partner

Sherif Abdou, MD NV Market President

Sherri Allen NV Chief Operating Officer

Amir Bacchus, MD NV Medical Director

Zan Calhoun Chief Operating Officer

William Chin, MD Executive Medical Director

Lorie Glisson FL Market President

Matthew Mazdyasni EVP, CAO, CFO

Lance Lieberman, MD FL Market Medical Director

Tom Paulsen, MD CA Market Medical Director

(1) Includes years with predecessor organizations

©2012 DaVita Inc. All rights reserved.

Years w/

Age(1) Staying

HCP

66 37 ?

51 15 ?

53 3 ?

48 15 ?

65 7 ?

71 32 ?

48 16 ?

55 30 ?

57 9 ?

56 26 ?

19

HCP Management Team

Committed to success of DaVita HealthCare Partners

Employment contracts for top management

Up to 33% equity consideration with lock-ups for up to 4 years

Robert Margolis, MD

Remains CEO of HealthCare Partners

Joins DaVita HealthCare Partners BOD as Co-Chairman

©2012 DaVita Inc. All rights reserved.

Deal Summary About HealthCare Integrated Care

Partners Model

HealthCare

Partners Outlook Dialysis Outlook Summary

©2012 DaVita Inc. All rights reserved.

Clinical Utilization – CA Example

• Inpatient Acute Bed Days/1000 pts (2010)

2,000

1,706

1,600

50%

1,200 Improvement

864

800

400

0

HCP Seniors Medicare FFS

©2012 DaVita Inc. All rights reserved.

Clinical Utilization – CA Example

30 day all cause re-admit rate

25%

21%

20%

15% 14%

10%

5%

0%

HCP Seniors Medicare FFS

©2012 DaVita Inc. All rights reserved.

Proactive Population Management

Continuously improve:

Care

Quality

Efficiency

Patient Experience

©2012 DaVita Inc. All rights reserved.

Medical Risk Management

Integrated and data-driven management tools:

Disease management

Comprehensive data analysis

Same day access and urgent care centers reduce ER visits and admissions

Hospital risk management

©2012 DaVita Inc. All rights reserved.

Programs Overlap

Health Support Care Support

Outcome No or Low Claims Intense & Frequent Claims

Risk Low High

Healthy Lifestyle Issues Chronic Catastrophic Terminal

Palliative

Catastrophic Care

Complex Care Management

Disease Management

Screening and Secondary Prevention

Education and Information Sharing

Health Promotion, Wellness, Primary Prevention

Decision Support

©2012 DaVita Inc. All rights reserved.

The HCP Care Team Approach

©2012 DaVita Inc. All rights reserved.

Clinical Data, Clinical Tools

Disease registries for every physician to understand patient panel composition

Web-based, self-serve, disease registries:

Diabetes

COPD

CHF

CKD

Dementia

CAD

Asthma

Depression

©2012 DaVita Inc. All rights reserved.

Custom Registries Based on Specific Interventions

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Screenshot of list of patients needing interventions

Point of Care Reminders

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Integrated Care Team

Nurse case managers

Care coordinators

Social workers

265

255

42

Nurses

Hospitalists

Extenders

270

130

100

©2012 DaVita Inc. All rights reserved.

Alignment

Physician compensation

Panel size Clinical outcomes Patient satisfaction

Group/regional resource management

©2012 DaVita Inc. All rights reserved.

Example: COPD Program

PCP visits

Drug cost est.

Total admits

Total bed days

Total ED visits

Cost of care

(all paid-pmpm)

% Change

3%

30%

39%

23%

34%

©2012 DaVita Inc. All rights reserved.

Not the Only One

Kaiser Permanente Mayo Clinic Geisinger Health System Sharp Rees-Stealy Group Health Others . . .

©2012 DaVita Inc. All rights reserved.

Results

Payors

physicians

HealthCare Partners

Patients

©2012 DaVita Inc. All rights reserved.

Results

Payors

physicians

HealthCare Partners

Patients

©2012 DaVita Inc. All rights reserved.

Through the Eyes of a Patient

Same-day appointments

Unhurried doctor visits

24 hour access to patient phone support

I know my physician and care team

I don’t have to repeatedly provide the same information in different settings

Differentiated

Healthcare Partners physician in the hospital

Coordination with my family on transportation and other lifestyle matters

Health classes and coaching and education

Manage my health with the on-line portal

©2012 DaVita Inc. All rights reserved.

~90% would recommend their HCP physician

©2012 DaVita Inc. All rights reserved.

Sample Clinical Results

©2012 DaVita Inc. All rights reserved.

Clinical Focus

Percentage of Patients

Colorectal Cancer Screening

100 80 60 40 20 0

CA 2010 Percentiles

HCP 2010 Group

50.78

65.78

72.14

74.12

50th Pctl 75th Pctl 90th Pctl

©2012 DaVita Inc. All rights reserved.

Clinical Focus

Percentage of Patients

Diabetic Blood Pressure Control <14

CA 2010 Percentiles

HCP 2010 Group

100 80 60 40 20 0

9.79

50.99

65.70

68.11

50th Pctl 75th Pctl 90th Pctl

©2012 DaVita Inc. All rights reserved.

Clinical Focus

Percentage of Patients

Diabetes LDL Control <100

CA 2010 Percentiles

HCP 2010 Group

100 80 60 40 20 0

42.75

51.82

56.23

56.08

50th Pctl 75th Pctl 90th Pctl

©2012 DaVita Inc. All rights reserved.

Results

Payors

physicians

HealthCare Partners

Patients

©2012 DaVita Inc. All rights reserved.

6 Largest Payors

Payor

State

Length of Relationship (Years)(1)

A B C D E F

CA CA CA FL CA NV

20 20 20 19 15 5

(1) Excludes years with predecessor organizations

©2012 DaVita Inc. All rights reserved.

HCP’s Strength

CALIFORNIA FLORIDA NEVADA

Share of key

30-40% 50%+ ~100% payors’ MA lives

Physicians A leading physician group

Payor relations

Strong, long-term relationships

& hospitals

©2012 DaVita Inc. All rights reserved.

Why Payors Stay with HCP

Performance

Structural

Care

Patient satisfaction/ retention

Administrative costs

Star rating

Network

Patient/physician bond

©2012 DaVita Inc. All rights reserved.

Results

Payors

physicians

HealthCare Partners

Patients

©2012 DaVita Inc. All rights reserved.

Attractive Alternative for Physicians

Good practice environment

Compensation/work/life balance Professional development Culture of physician leadership

> 95% physician retention

©2012 DaVita Inc. All rights reserved.

Awards and Accolades

Best Places to Work in Florida (2011)

-Florida Trend’s Magazine

Sole “Pioneer” in CA, FL, NV -CMS Innovation Center’

Top Places to Work (2010)

-St. Petersburg Times

Best Places to Work (2011) -Modern Healthcare

Best Places to Work in Tampa (2011)

-Tampa Bay Business Journal

Finalist in “2010 Innovations in Healthcare”

-ABL Organization

First Place—Best Places to Work (2012)

-Vegas, Inc.

©2012 DaVita Inc. All rights reserved.

Deal Summary

About HealthCare Partners

Integrated Care Model

HealthCare Partners Outlook

Dialysis Outlook

Summary

©2012 DaVita Inc. All rights reserved.

Business Model

Commercial

Medicare

Medicaid

©2012 DaVita Inc. All rights reserved.

Business Model

Commercial

Medicare

Medicaid

Multi-year capitated contracts and shared savings pool contracts

©2012 DaVita Inc. All rights reserved.

Business Model

Commercial

Medicare

Medicaid

Multi-year capitated contracts and shared savings pool contracts

Superior quality

Eliminate waste

Downstream rates

©2012 DaVita Inc. All rights reserved.

Business Model

Commercial Medicare Medicaid

Multi-year capitated contracts and shared savings pool contracts

Superior Eliminate Downstream quality waste rates

Patients: Great access and service yield loyalty and attraction

Physicians: Great working environment yields great 55 recruiting and retention

©2012 DaVita Inc. All rights reserved.

How HCP Contracts with Health Plans

Illustrative

Medicare Advantage

10,000 lives $1,000 PMPM

Health Plan

©2012 DaVita Inc. All rights reserved.

How HCP Contracts with Health Plans

Illustrative

Medicare Advantage

10,000 lives $1,000 PMPM

Health Plan

$150 PMPM

Marketing & Overhead

Profit

10,000 lives $850 PMPM

HealthCare Partners (Globally Managed Risk)

©2012 DaVita Inc. All rights reserved.

How HCP Contracts with Health Plans

Illustrative

Medicare Advantage

10,000 lives $1,000 PMPM

Health Plan

$150 PMPM

Marketing & Overhead

Profit

10,000 lives $850 PMPM

HealthCare Partners (Globally Managed Risk)

Overhead

Profit

All Patient Care Needs

©2012 DaVita Inc. All rights reserved.

Enrollment

X

Rate

Cost

©2012 DaVita Inc. All rights reserved.

Enrollment

X

Rate

Cost

Organic growth Tuck-in acquisitions

New geographies Emerging products

©2012 DaVita Inc. All rights reserved.

Medicare Advantage Market

Large

Highly Fragmented

Growing

©2012 DaVita Inc. All rights reserved.

Large

Total Medicare Spend $550B

$425B

$125B

Total Medicare Enrollment 48M

36M

12M

2011

FFS

Medicare Advantage

©2012 DaVita Inc. All rights reserved.

Growing

In Millions

CAGR (‘85-’11): 9%

Medicare Advantage Enrollment

Balanced Budget Act 1997

Medicare Modernization Act 2003

Affordable Care Act 2010

14 12 10 8 6 4 2 0

1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

©2012 DaVita Inc. All rights reserved.

Why Seniors Choose MA

Medicare Advantage

Basic Coverage

One plan covers Part A, B & D components Reduced cost sharing Enhanced benefits

Annual Cost (LA county)

$2,000-$3,000 less out of pocket

©2012 DaVita Inc. All rights reserved.

Organic Growth

Aging and growth of population

Medicare Advantage penetration

Performance of HCP MA payors in markets

Strength of HCP within payors

©2012 DaVita Inc. All rights reserved.

Growth Through IPA

Physicians

Contract access/ conversions

IT & integrated care resources

Maintain practice independence

HealthCare Partners

Broader provider network

No capital commitment

©2012 DaVita Inc. All rights reserved.

Acquisition Opportunities

Post-close improvements Accretive in-market tuck-ins Disciplined new market entry

©2012 DaVita Inc. All rights reserved.

Duals Opportunity

Dual Eligible Population

9 million nationally

1.2 million in CA

440K in LA and Orange counties

$11B Market

80% higher cost than Medicare

4x diabetes

45% > 10 clinical conditions

States moving to managed care

CA launching in > 4 counties in 2013

©2012 DaVita Inc. All rights reserved.

California Duals Opportunity

440k in LA and OC

HCP works w/ all 3 expected payors

Even at 5% market, w/ $2,000 PMPM, $500M+ revenue opportunity

Upside:

Higher Share Other States

Challenges:

Program undefined Harder population Incremental services Incremental geography

©2012 DaVita Inc. All rights reserved.

Upside

Future

Emerging

Current

Commercial Medicare Advantage

New geographies Duals

Exchanges ACOs

©2012 DaVita Inc. All rights reserved.

Enrollment

X

Rate

-

Cost

©2012 DaVita Inc. All rights reserved.

Medicare Advantage Headwinds

Scheduled decreases to MA payments

ACA eliminates MA premium to FFS Medicare by 2016

Sequestration cut in 2013

Coding intensity adjustment increases in 2014

©2012 DaVita Inc. All rights reserved.

Offsetting MA Rate Cuts

Shared impact partially offset:

Benefit changes

Pass through to providers Star ratings Payor

©2012 DaVita Inc. All rights reserved.

Enrollment

X

Rate

-

Cost

©2012 DaVita Inc. All rights reserved.

HCP Costs Composition

100% 80% 60% 40% 20% 0%

Hospital Expense

Physician and Clinical Cost

Support

Mid- to high-single digits Low single digits Highly leveraged investments

©2012 DaVita Inc. All rights reserved.

Enrollment

X

Rate

-

Cost

Margin compression balanced by volume growth & new opportunities

©2012 DaVita Inc. All rights reserved.

3 Year Business Outlook

Enrollment

X

Rate

-

Cost

Organic growth

MA: 3-5%

Commercial: Flat

+ 5% tuck-in acquisitions

+ New geographies

+ Emerging products

2.5 to 4.5% growth

3.5 to 5.5% growth

0-3% organic OI growth 3-6% with tuck-in acquisitions

+ opportunities

©2012 DaVita Inc. All rights reserved.

2012-2013 EBITDA Outlook

2012: $525—$560 million

2013: $550—$600 million

©2012 DaVita Inc. All rights reserved.

Adjusted EBITDA(1)

$ in Millions

A Great Run

$278

$293

$414

$527

$525-$560

$550-$600

2008 2009 2010 2011 2012P 2013P

(1) EBITDA excluding stock-based compensation expense; see Non-GAAP reconciliation

©2012 DaVita Inc. All rights reserved.

What Changes Are Coming?

Headwinds start to fade after 2014

Emerging products?

Intend to do significant acquisitions

OI expected to accelerate post 2014

©2012 DaVita Inc. All rights reserved.

2013 EPS Impact

Dependent on:

Earnings trajectory Interest rates

Annual amortization expense

Neutral to modestly accretive on a GAAP basis

Includes $0.70—$0.90 of amortization expense

©2012 DaVita Inc. All rights reserved.

Near Term Swing Factors

Organic growth Acquisition pipeline Duals opportunity MA rates

Hospital and other provider rates Cost efficiency

©2012 DaVita Inc. All rights reserved.

Indicative 2013 Net Cash

Generation

$ in Millions

Midpoint EBITDA Guidance $575

Implied Taxes on OI($210)

After Tax Interest($132)

Tax Step-Up Benefit $60

$243

©2012 DaVita Inc. All rights reserved.

HCP Downside Scenario

MA rate & commercial enrollment pressure

+ Increasing expenses

= Flat EBITDA

©2012 DaVita Inc. All rights reserved.

HCP Downside Scenario

MA rate & commercial enrollment pressure

+ Increasing expenses

= Flat EBITDA

We can

Pay interest

~$200M FCF/yr De-lever After-tax cash-on-cash return of 8%

Still

©2012 DaVita Inc. All rights reserved.

HCP Downside Scenario

MA rate & commercial enrollment pressure

+ Increasing expenses

= Flat EBITDA

Still

We can

Pay interest

~$200M FCF/yr De-lever After-tax cash-on-cash return of 8%

AND

EPS remains neutral to slightly dilutive on a GAAP basis 10% accretive excluding amortization

©2012 DaVita Inc. All rights reserved.

HCP Summary

Cash flows Strong, stable

Capital requirements Very low

OI growth scenario 3-6%; accelerating post 2014

Industry Low

consolidation

Growth opportunity Huge

Growth options Duals, ACOs, exchanges

©2012 DaVita Inc. All rights reserved.

Deal Summary

About HealthCare Partners

Integrated Care Model

HealthCare Partners Outlook

Dialysis Outlook

Summary

©2012 DaVita Inc. All rights reserved.

DaVita at a Glance

As of Q1’12

LTM Revenue $7.1B

LTM OI $1.2B

U.S. Facilities 1,841 (43 states)

International Facilities 15 (3 countries)

Patients ~145,000

©2012 DaVita Inc. All rights reserved.

Key Investment Highlights

Industry

Stable demand growth Steady cash flows

Significant government accountability

Unusual transparency

Reasonable credibility/coherence in DC

DaVita

Strong clinical outcomes Scale provider Strong compliance record Operating track record Experienced management team

Integrated care capability

©2012 DaVita Inc. All rights reserved.

Favorable Industry – Stable Demand Growth

• Steady and resilient industry demand

• No clinical controversy

U.S. Dialysis Patients (000’s)

450 400 350 300 250 200

2000 2002 2004 2006 2008

‘00-’09 CAGR:

3.9%

©2012 DaVita Inc. All rights reserved.

Leading Provider with Scale

As of 2010*

• Serving nearly one-third of U.S. dialysis patients

As of 2010*

Other, 26%

DaVita, 33%

Investor-Owned, 5%

Fresenius, 36%

©2012 *Data DaVita as Inc. of All 2010, rights with reserved. DaVita post-DSI Acquisition and Fresenius post-Liberty Acquisition

Strong Clinical Outcomes

Kt/V < 1.2 97%

% Fistulas Placed 69%

Ca 10.2 98%

Phos 5.5 80%

CVC use (Day 90) 15%

As of Q1’12

A Quality Leader

©2012 DaVita Inc. All rights reserved.

Strong Operating Track Record

OI We Said (1) We Did (2)(3)(6) In or Above Range

• 2003: $292-312M $355M ?

• 2004: $356-380M $402M ?

• 2005: $410-435M (4) $462M ?

• 2006: $575-645M (5) $701M ?

• 2007: $680-750M $800M ?

• 2008: $790-850M $822M ?

• 2009: $870-930M (6) $940M ?

• 2010: $950-1,020M $997M ?

• 2011: $1,040-1,100M $1,155M ?

(1) First guidance.

(2) Non-GAAP measure; excludes one-time charges and reported prior period recoveries.

(3) 2003 and 2004 represent the original amounts as reported and have not been adjusted for the required divestitures that the effects occurred of the in connection required divestitures with the Gambro in connection acquisition. with In the addition, DSI acquisitions. all amounts presented have not been adjusted for (4) Gambro acquisition completed October 2005.

(5) Includes stock compensation expense; Original guidance excluded stock compensation.

(6) Effective January 1, 2009, we were required to change the presentation of minority interests (noncontrolling interests) in amounts our consolidated have not been statement adjusted of income, to reflect which the application changed the of presentation this requirement. of operating income as well. All prior

©2012 DaVita Inc. All rights reserved.

# of Treatments

Revenue / Tx

Expense / Tx

©2012 DaVita Inc. All rights reserved.

Non-Acquired Growth (NAG)

6.0% 5.0% 4.0% 3.0% 2.0% 1.0% 0.0%

Q4’10 Q1’11 Q2’11 Q3’11 Q4’11 Q1’12

4.4%

4.0%

4.6%

5.0%

4.4%

5.5%

©2012 DaVita Inc. All rights reserved.

Normalized Non-Acquired Growth (NAG)

6.0% 5.0% 4.0% 3.0% 2.0% 1.0% 0.0%

Q4’10 Q1’11 Q2’11 Q3’11 Q4’11 Q1’12

4.2%

4.2%

4.6%

4.6%

4.8%

5.3%

©2012 DaVita Inc. All rights reserved.

Total U.S. Tx/Day Growth (YoY)

16.0% 14.0% 12.0% 10.0% 8.0% 6.0% 4.0% 2.0% 0.0%

Q4’10 Q1’11 Q2’11 Q3’11 Q4’11 Q1’12

DSI closed 09.2011

5.5% 4.6% 5.0% 4.4% 4.0% 4.4%

6.8% 7.2% 7.1%

9.6%

14.2% Total Tx/Day 12.4%

©2012 DaVita Inc. All rights reserved.

# of Treatments

Revenue / Tx

Expense / Tx

©2012 DaVita Inc. All rights reserved.

Profit Concentration

100% 80% 60% 40% 20% 0% -20%

(10%-15) Gov’t

Treatments Revenue Profit

11% Private

89% Gov’t

34% Private

66% Gov’t

110%-115% Private

©2012 DaVita Inc. All rights reserved.

Private Revenue Takeaways

• Multi-year contracting

• Bundled contracting

• Mix

? • Dialysis patient equal rights

? • Uncertainty of exchanges

©2012 DaVita Inc. All rights reserved.

Government Revenue

Medicare

~50% of dialysis revenue

Market basket

QIP

Periodic rebasing

2% cut in 2013

Case mix ad ustorj

Bigger bundles

M Adv, VA, Medicaid

• ~15% of dialysis revenue ??State budget issues

©2012 DaVita Inc. All rights reserved.

# of Treatments

Revenue / Tx—Expense / Tx

©2012 DaVita Inc. All rights reserved.

Cost per Treatment

Component

• Teammate Costs

• Pharma and supplies

• Other center-level costs

• G&A

Historical

• 1 – 2%/yr

• Rate & productivity

• Dynamic

• 1 – 2%/yr

• In line with Tx growth (over time)

©2012 DaVita Inc. All rights reserved.

Orals in 2014 ??Big Swing Factor

Good News Bad News

• Adherence = improved • Uncertainty health • CMS data

• DaVita is a leader ??Limited ??Retrospective ??Out of date

A potential win/win

©2012 DaVita Inc. All rights reserved.

Integrated Care

• Improve quality of care

• Lower total ESRD costs

• Public policy advocacy

©2012 DaVita Inc. All rights reserved.

Dialysis EPS Growth Scenario

• Demand Growth 4%

+ DeNovos & Acquisitions

• Total Volume Growth 5%—6%

+ Fixed Cost Leverage

• Operating Income Growth 6%—7%

+ Financial Leverage

• Net Income/EPS Growth 7%—9%

+ Share Repurchase

EPS Growth 9%—11%

©2012 DaVita Inc. All rights reserved.

Dialysis Summary

Cash flows Strong, stable

Capital requirements Low

OI growth scenario 5-7% Industry High consolidation Growth opportunity Solid

International, integrated kidney Growth options care

©2012 DaVita Inc. All rights reserved.

About HealthCare Integrated Care

Deal Summary

Partners Model

HealthCare

Dialysis Outlook Summary Partners Outlook

©2012 DaVita Inc. All rights reserved.

Summary

	Dialysis	HealthCare Partners
Cash flows	Strong, stable	Strong, stable
Capital requirements	Low	Very low
OI growth scenario	5-7%	3-6%; accelerating post 2014
Industry consolidation	High	Low
Growth opportunity	Solid	Huge
Growth options	International, integrated kidney care	Duals, ACOs, exchanges

~$500M/year in excess cash to deploy

110

©2012 DaVita Inc. All rights reserved.

Capital Markets Day June 7, 2012

©2012 DaVita Inc. All rights reserved.

Reconciliations for Non-GAAP Measures

Reconciliation for Non-GAAP measures (unaudited)

Reconciliation of HealthCare Partners’ Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization and excluding stock-based compensation expense)

We believe that adjusted EBITDA enhances a user’s understanding of HealthCare Partners’ income from operations for these periods by presenting consistent operating income items that we believe provide another means of understanding HealthCare Partners’ operating performance excluding stock-based compensation expense. Adjusted EBITDA also serves as a measure of liquidity of HealthCare Partners in that it provides information about the ability of HealthCare Partners to generate cash from operations. This measure is not a measure of financial performance under GAAP and should not be considered as an alternative to operating income, net income or operating cash flow.

©2012 DaVita Inc. All rights reserved.

Reconciliations for Non-GAAP Measures

Reconciliations for Non-GAAP Measures (dollars in millions)

Reconciliation of operating income and operating income margin

We believe that operating income and operating income margin excluding Medicare lab recoveries related to prior years’ services, gains from insurance settlements, a non-cash goodwill impairment charge, the valuation gain on the Product Supply Agreement, and noncontrolling interests enhances a user’s understanding of our operating income and operating income margin for these periods by providing a measure that is more meaningful because it excludes Medicare lab recoveries related to prior years’ services, insurance settlement gains related to insurance proceeds from Hurricane Katrina and from a fire that destroyed one of our centers, a non-cash goodwill impairment charge that resulted from a decrease in the implied fair value of goodwill below its carrying amount associated with our infusion therapy business, a non-recurring non-cash item that resulted from the termination of our purchase obligation for dialysis machines from Gambro Renal Products Inc. under the Product Supply Agreement, and noncontrolling interests that were originally deducted from operating income, and accordingly is more comparable to prior periods as originally reported and indicative of consistent operating income and operating income margin. This measure is not a measure of financial performance under United States generally accepted accounting principles and should not be considered as an alternative to operating income and operating income margin.

*2003 operating income is as originally reported and has not adjusted for the required divestitures related to the Gambro acquisition. (2) Operating income for 2004 excluding the operating income impact of the required divestitures’ related to the Gambro acquisition of $29 million and Medicare lab recoveries related to prior years’ services, would have been $402 million.

©2012 DaVita Inc. All rights reserved.

Additional Information and Where to Find It:

In connection with the Merger, DaVita intends to file with the SEC the Registration Statement on Form S-4 (the “S-4”) to register the DaVita common stock issuable in the Merger. Investors and security holders are urged to read the S-4 and any other relevant documents to be filed with the SEC because they will contain important information about DaVita and HCP and the proposed transaction. Investors and security holders may obtain a free copy of the S-4 and other documents when filed by DaVita with the SEC at www.sec.gov or www.davita.com.